EXHIBIT 99.5

Press Release

2017 Annual Reports Filing:

Document de référence including the annual financial report and the Form 20-F

Paris, March 16, 2018 - The annual report (Document de référence) of TOTAL S.A. for the year ended December 31, 2017, was filed with the French Financial Markets Authority (Autorité des marchés financiers) on Friday, March 16, 2018. Pursuant to applicable law, copies of the Document de référence are available free of charge and can be downloaded from the Company’s website (total.com, under the heading Investors / Regulated information). A translation into English of the Document de référence (Registration Document) is also available on the Company’s website.

The following documents are included in the Document de référence: the 2017 annual financial report, the Board of Directors’ report on corporate governance required under Article L. 225-37 of the French Commercial Code, the reports from the statutory auditors, in particular the report specified by Article L. 225-235 of the French Commercial Code, the description of the share buy-back program as well as the report on the payments made to governments required under Article L. 225-102-3 of the French Commercial Code.

The annual report on Form 20-F of TOTAL S.A. for the year ended December 31, 2017, was filed with the United States Securities and Exchange Commission (SEC) on Friday, March 16, 2018. The Form 20-F can be downloaded from the Company’s website (total.com, under the heading Investors / Regulated information) or from the SEC’s website (sec.gov).

Printed copies of the Document de référence, Registration Document and Form 20-F are available free of charge at the Company’s registered office at 2, place Jean Millier, La Défense 6, 92400 Courbevoie, France.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.